DATALINK SYSTEMS CORPORATION
                          COMPUTATION OF NET LOSS PER SHARE
                                     (unaudited)


                                             Three Months Ended
                                                  June 30,
Primary:                                      1998         1997
--------                                   ---------     ---------
Weighted average common shares out-
 standing for the period                   2,027,657    1,927,523

Shares used in per share calculations      2,027,657    1,927,523

Net loss                                 $(1,286,004)  $ (875,807)

Net loss per share, basic and diluted    $     (.63)   $     (.45)

Calculated in accordance with the guidelines of Item 601 of Regulation S-B.

Primary and fully diluted calculations are substantially the same.































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